UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

March 28, 2017

Messrs.,

Superintendencia del Mercado de Valores – SMV

Present. -

Reference:  Relevant Information Communication

Dear Sirs:

In accordance to what is established by the Regulation for Relevant Information Communications and Reserved Information, we hereby inform you that the Company has analyzed the Urgency Decree (Decreto de Urgencia) N° 003-2017 (hereinafter “the Decree”), which aims to approve the measures that prevent the stoppage of the public works or partnerships between private and public entities and any contingency in the payment processes that put in risk the economic performance of the country, as a consequence of corruption acts, establishing in its article 2 the entities to which the dispositions of the Decree apply.

Regarding the above, we will explain the reasons why our company is not subject to the Decree and its guidelines, either directly or as “related” (vinculada) in accordance with the following:

Article 2.1 of the Decree establishes which legal entities are subject to the restrictions provided therein; namely: (i) those companies condemned or whose officers or representatives have been condemned in the country or abroad by final resolution (unappealable) or enforced sentence for crimes against public administration or money laundering, or equivalent crimes in case they were committed abroad to the detriment of the government; (ii) that, directly or through its representatives, they would have admitted and / or recognized committing any of the crimes before-mentioned to any competent national or foreign authority; and (iii) to those entities related to those referred to in paragraphs (i) and (ii) above.

In this sense, our company, its officials or representatives, have not been condemned, nor have they admitted committing the crimes mentioned by the Decree and therefore it is not directly subject to it.

On the other hand, the Company is not configured as related to any company that is subject to paragraphs (i) and (ii) above, as said word has been defined in article 2.2. of the Decree.

Based on the above, we can conclude that, based on the analysis carried out by the Company, we are not subject to the Decree or its ancillary dispositions.

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

Date: March 28, 2017